

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2020

Russell Greenberg
Chief Financial Officer
INTER PARFUMS INC
551 Fifth Avenue
New York, NY. 10176

Re: INTER PARFUMS INC
    Form 10-K for the Year Ended December 31, 2019
    Filed March 2, 2020
    File No. 000-16469

Dear Mr. Greenberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences